MMANGUM ACQUISITIONCORPORATION - NT 10-KSB - NOTIFICATION OF LATE FILING
Date Filed: 4/2/2001
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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

(Check One): _X_ Form 10-KSB __Form 20-F __Form 11-K __Form 10-QSB __Form N-SAR

SEC FILE NUMBER - 000-30513
CUSIP NUMBER - N/A

For Period Ended:   December 31, 2000
[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 - REGISTRANT INFORMATION

Full Name or Registrant -     Mangum Acquisition Corporation

Former Name if Applicable -

Address of Principal Executive Office (Street and Number) -

4214 Mangum Road

City, State and Zip Code - Houston, Texas   77092

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion therefore, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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MMANGUM ACQUISITIONCORPORATION - NT 10-KSB - NOTIFICATION OF LATE FILING
Date Filed: 4/2/2001
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).


PART IV - OTHER INFORMATION

(1) Name and telephone Number of person to contact in regard to this notification - David A. Collins, 713-957-3100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     _X_Yes   ___No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     _X_Yes   ___No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


This is Mangum Acquisition Corporation's (the "Company's") first annual report filing. Therefore, there is no fourth quarter 1999 with which to compare the fourth quarter 2000 and no year 1999 with which to compare year 2000. The Company anticipates a loss for fiscal 2000 as a result of the Company's continuing development stage operations.

The management of Mangum Acquisition Corporation and its independent auditors have not yet been able to finalize the audit of its financial statements for the year ended December 31, 2000 without unreasonable effort and expense, based upon the prior activity levels of the Company since inception, largely due to the Company's status as a development stage entity, this is the Company's first annual report for a partial year since inception and possibly certain events occurring since the end of the Company's last public filing, its September 30, 2000 Form 10-QSB.

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Name of Registrant as Specified in Charter - Mangum Acquisition Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date : April 2, 2001             By:  /s/David A. Collins
                                        ---------------------
                                        David A. Collins, CEO
                                        President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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MMANGUM ACQUISITIONCORPORATION - NT 10-KSB - NOTIFICATION OF LATE FILING
Date Filed: 4/2/2001
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                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                         General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registration is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.










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